Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On October 28, 2009, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC09-328

October 28, 2009

To:	CBOE Members

From:	Alan J. Dean
Chief Financial Officer

Re:	Three Months and Nine Months Ended September 30, 2009 Unaudited Financial Statements

For the third quarter ended September 30, 2009, Chicago Board Options Exchange (CBOE) reported total revenues of $98.4 million, down 17 percent from the third quarter of 2008.  Third-quarter 2009 income before income taxes of $32.8 million was down 44 percent from $58.5 million in the third quarter a year ago.

Third-quarter 2009 results reflect a challenging market recovery, making comparisons difficult with record results reported in last year’s third quarter, when extraordinary market events resulted in record options trading volume.  CBOE continues to focus on maintaining cost discipline while making prudent, targeted investments aimed at driving growth.

Through the first nine months of 2009, total revenues were $306.3 million, down 4 percent from the year-ago period.  Income before income taxes through nine months was $120.7 million, a 22-percent decrease versus the same period last year.

Financial Summary	Three Months Ended September 30					Nine Months Ended September 30
(in thousands)	2009	2008	Chg		% chg	2009	2008	Chg		% chg
Total Revenues	$98,389	$117,872	$-19,483		-17%	$306,332	$319,762	$-13,430		-4%
Total Expenses	65,613	59,336	6,277		11%	185,674	164,554	21,120		13%
Income Before Income Taxes	32,776	58,536	-25,760		-44%	120,658	155,208	-34,550		-22%
Operating Margin	33.3%	49.7%	-16.4	pts	—	39.4%	48.5%	-9.1	pts	—
Net Income	$19,160	$36,686	$-17,526		-48%	$71,547	$92,697	$-21,150		-23%
Options Contracts Per Day	4,483	5,341	-858		-16%	4,558	4,760	-202		-4%

Review of Third-Quarter 2009 Financial Results

Total revenues for the third quarter decreased $19.5 million, or 17 percent, due mainly to declines in transaction fees and investment income, partially offset by higher revenue from other member fees and regulatory fees.  The following summarizes the primary changes in total revenues for the quarter:

•                  Transaction fees decreased $22.4 million, or 23 percent, resulting from a 16-percent decline in trading volume and an 8-percent decrease in the average transaction fee per contract.  Total options contracts traded for the quarter were 286.9 million compared with record volume of 341.8 million in last year’s third quarter.  CBOE’s total average options contracts traded per day for the third quarter fell to 4.48 million versus last year’s average of 5.34 million.  The average total transaction fee per contract was $0.265 for the quarter, down from $0.288 in the third quarter of 2008.  This decrease reflects a shift in the volume mix, with a lower percentage of CBOE’s total volume coming from its higher-margin product categories.  The lower average transaction fee per contract also reflects the impact of fee waivers implemented for certain transactions in response to competitive fee changes.

•                  Investment income was down $1.6 million in the quarter due to lower yields on investments resulting from significantly lower interest rates.

•                  The decreases were partially offset by a $2.1-million increase in other member fees resulting from temporary member access fees.  Temporary member access fees assessed in the prior year were deferred and are being held in an escrow account pending the final resolution of the exercise right issue.

•                  Regulatory fees increased $2.5 million versus last year’s third quarter, primarily due to a change in CBOE’s regulatory fee structure.  In the third quarter of 2008, CBOE eliminated its registered representative fee, which led to a decrease in regulatory fees.  This fee was replaced with an options regulatory fee effective March 1, 2009.

Third Quarter Expense Analysis

Total expenses were $65.6 million for the third quarter of 2009, compared with $59.3 million for third-quarter 2008.  The $6.3 million, or 11 percent, expense increase consisted primarily of the following:

•                  Trading volume incentives increased $4.1 million in the quarter due to high costs for a designated primary market maker (DPM) linkage program and a liquidity provider program.  The DPM market linkage program reimburses DPMs for the cost of linking customer orders to markets at other exchanges. The liquidity provider rebate program provides incentives to market participants for executing orders at CBOE as opposed to routing to away markets.

•                  Employee costs were up $2.1 million, due mainly to headcount additions relating to C2; incremental costs for insurance benefits and higher expenses accrued for 2009 incentive awards resulting from a plan refinement that changed the timing of the expense recognition, impacting the quarterly year-over-year comparisons.  For the full-year 2009, incentive awards are projected to be down compared with the prior year, based on lower earnings to date.  CBOE had 596 employees at September 30, 2009, compared with 579 at the end of September 2008.  This increase is attributable to employees hired to support C2, CBOE’s new all-electronic exchange.  C2 is expected to launch next year, pending regulatory approval.

•                  Expenses related to outside services increased $2.1 million from third-quarter 2008 primarily due to higher legal fees and an increase in consulting costs for systems and software development.

•                  These increases were partially offset by a $1.6-million decline in royalty fees versus last year’s third quarter, resulting from lower trading volume in licensed products.

CBOE’s operating margin for the quarter, representing income before taxes as a percentage of total revenues, decreased to 33.3 percent from 49.7 percent for the third quarter of 2008, reflecting a lower revenue base and higher expenses.

Net income for the third quarter fell 48 percent to $19.2 million from $36.7 million in last year’s third quarter.

Overview of Year-To-Date 2009 Financial Results

For the first nine months of 2009, total revenues were down $13.4 million, or 4 percent.  The most significant decreases in revenue occurred in volume-related transaction fees, investment income and other revenue, which decreased $20.8 million, $4.8 million and $3.0 million, respectively.  These decreases were partially offset by higher revenue from other member fees and regulatory fees of $13.2 million and $2.6 million, respectively.

Total options trading volume through September 2009 declined 5 percent to 856.9 million contracts from 899.6 million contracts a year ago.  CBOE’s average options contracts traded per day was 4.56 million, down 4 percent versus the first nine months of 2008.  The total average transaction fee per contract was $0.276 through September 2009, a 3-percent decrease from $0.286 for the nine months ended September 30, 2008.

Total expenses through the first nine months of 2009 were $185.7 million, an increase of $21.1 million, or 13 percent, compared with the prior year.  This increase primarily resulted from higher costs related to trading volume incentives of $9.7 million, employee costs of $5.9 million, data processing of $1.6 million and outside services of $4.2 million.  These increases were partially offset by a $2.1 million decrease in royalty fees.

CBOE’s operating margin through September 30, 2009, was 39.4 percent compared with 48.5 percent for the nine months of 2008.

CBOE reported net income of $71.5 million, a decrease of 23 percent from $92.7 million in the same period a year ago.

Strong Balance Sheet and Liquidity Position

At September 30, 2009, CBOE had $348.9 million of available cash and cash equivalents on its balance sheet and no outstanding debt.  In addition, at the end of September, the balance sheet included restricted cash of $26.9 million, which represents deferred revenue from access fees paid by temporary members.  Working capital, defined as current assets minus current liabilities, was $339.3 million as of September 30, 2009, an increase of $18.7 million and $69.0 million compared with working capital at June 30, 2009 and December 31, 2009, respectively.

Cash provided by operations was $17.9 million for the third quarter and $96.3 million for the first nine months of 2009.  Capital expenditures were $8.7 million for the third quarter and $29.4 million year to date.  The majority of capital spending supports CBOE’s efforts to continually upgrade and enhance its systems capacity and capabilities, including hardware and capitalized software.

Questions may be directed to Debbie Koopman at 312-786-7136 or koopman@cboe.com or Alan Dean at 312-786-7023 or dean@cboe.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com. In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2009	9/30/2008	9/30/2009	9/30/2008
REVENUES:
Transaction fees	$75,983	$98,398	$236,407	$257,256
Other member fees	10,364	8,249	34,842	21,627
Options Price Reporting Authority income	4,754	4,947	14,609	15,137
Regulatory fees	4,062	1,524	11,894	9,321
Investments income	191	1,771	1,083	5,897
Other	3,035	2,983	7,497	10,524
Total Revenues	98,389	117,872	306,332	319,762

EXPENSES:
Employee costs	22,046	19,948	63,259	57,389
Depreciation and amortization	6,884	6,571	20,653	19,713
Data processing	5,727	5,476	15,978	14,367
Outside services	8,917	6,834	23,002	18,790
Royalty fees	8,012	9,648	23,793	25,881
Trading volume incentives	8,981	4,908	21,483	11,815
Travel and promotional expenses	2,372	2,577	7,795	7,846
Facilities costs	1,127	1,284	3,744	2,878
Net loss from investment in affiliates	197	196	674	606
Other	1,350	1,894	5,293	5,269
Total Expenses	65,613	59,336	185,674	164,554

INCOME BEFORE TAXES	32,776	58,536	120,658	155,208

PROVISION FOR INCOME TAXES	13,616	21,850	49,111	62,511

NET INCOME	$19,160	$36,686	$71,547	$92,697

Other Statistics
Trading Days	64	64	188	189
Contracts Traded:
CBOE Options Contracts	286,895,507	341,813,772	856,876,324	899,573,197
Options Contracts Per Day	4,482,742	5,340,840	4,557,853	4,759,647
CFE Futures Contracts	339,859	333,201	642,367	941,729
Futures Contracts Per Day	5,310	5,206	3,417	4,983
Total Transaction Fees Per Contract	$0.265	$0.288	$0.276	$0.286

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)	9/30/2009	6/30/2009	12/31/2008	9/30/2008
ASSETS

Cash and investments	$348,938	$339,929	$281,423	$265,869
Cash and investments - restricted	26,946	26,673	26,157	20,907
Other Current Assets	50,625	49,828	53,645	63,868
Total Current Assets	$426,509	$416,430	$361,225	$350,644

Investments in Affiliates/Subsidiary	3,502	3,699	5,699	5,975
Land	4,914	4,914	4,914	4,914
Property and Equipment - Net	90,049	88,950	84,934	78,210
Other Assets — Net	39,404	39,125	39,367	36,131

Total Assets	$564,378	$553,118	$496,139	$475,874

LIABILITIES & MEMBERS’ EQUITY

Total Current Liabilities	$87,232	$95,886	$90,927	$95,430
Total Long-Term Liabilities	23,833	23,088	23,552	21,380
Total Members’ Equity	453,313	434,144	381,660	359,064

Total Liabilities and Members’ Equity	$564,378	$553,118	$496,139	$475,874

CHICAGO BOARD OPTIONS EXCHANGE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Quarter Ended		YTD
(In thousands)	9/30/2009	9/30/2008	9/30/2009	9/30/2008
Cash Flows from Operating Activities:
Net Income	$19,160	$36,686	$71,547	$92,697

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	6,884	6,571	20,653	19,713
Amortization of banker fees re National Stock Exchange	0	0	23	23
Amortization of prior service costs	16	0	175	0
Equity in loss of OneChicago, LLC	197	196	674	606
Interest expense on post-retirement obligation	21	0	63	0
Loss/(gain) (net) on disposition of property	0	0	0	195
Deferred income taxes	325	1,186	(1,646)	674

Change in assets and liabilities:	(8,659)	56	4,828	14,071

Net Cash Flows from Operating Activities	17,944	44,695	96,317	127,979

Cash Flows from Investing Activities:
Capital and other assets expenditures	(8,662)	(12,108)	(29,414)	(28,482)
Restricted funds - temp access fees	(273)	(6,322)	(789)	(16,658)
Sale of NSX certificates of proprietary membership	0	0	1,500	1,500
Proceeeds from disposition of assets	0	0	0	105
Net Cash Flows from Investing Activities	(8,935)	(18,430)	(28,703)	(43,535)

Cash Flows from Financing Activities:
Payments for debt issuance costs	0	0	(99)	0
Net Cash Flows from Financing Activities	0	0	(99)	0

Net Increase in Cash and Cash Equivalents	9,009	26,265	67,515	84,444

Cash and Cash Equivalents at Beginning of Period	339,929	239,604	281,423	181,425
Cash and Cash Equivalents at End of Period	$348,938	$265,869	$348,938	$265,869

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$15,245	$22,035	$39,820	$61,510
Non-cash investing activities:
Change in post-retirement benefit obligation	(16)	0	(175)	0
Unpaid liability to acquire equipment and software	2,631	6,620	2,631	6,620